UNITED STATES
...TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52909

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING March 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Donnelly Penman & Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17160 Kercheval Ave
(No. and Street)

Grosse Pointe	MI	48230
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon A. Schuster (313) 393-3060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy
(Name – *if individual, state last, first, middle name*)

9645 W. Lincolnway Lane, Suite 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONFIDENTIAL

OATH OR AFFIRMATION

I, Sharon A. Schuster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Donnelly Pen man & Pa ırt ners , I nc, as of March 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sharon A Schuster
Signature

Chief Financial Officer
Title

BONNIE SOMERVILLE
NOTARY PUBLIC, STATE OF MI
COUNTY OF MACOMB
MY COMMISSION EXPIRES Sep 17, 2021
ACTING IN COUNTY OF Wayne

Bonnie Somerville
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ ~~(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (n) Review Report of Independent Registered Public Accounting Firm.

X (o) Management Assertion Regarding Exemption from 17 CFR 240. 15C3-3.

DONNELLY PENMAN & PARTNERS, INC.

FINANCIAL STATEMENTS

Period Ended March 31, 2020
(15 Month Reporting Period)

PUBLIC

DONNELLY PENMAN & PARTNERS, INC.

TABLE OF CONTENTS

* * * * * *

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Donnelly Penman & Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Donnelly Penman & Partners, Inc. (the "Company") as of March 31, 2020, and the related statements of operations, changes in shareholders' equity, and cash flows for the fifteen months then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Donnelly Penman & Partners, Inc. as of March 31, 2020, and the results of its operations and its cash flows for the fifteen months then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in the computation of net capital under Rule 15c3-1 and reconciliation of Part IIA - Form 17a-5 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in the computation of net capital under Rule 15c3-1 and reconciliation of Part IIA - Form 17a-5 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Donnelly Penman & Partners, Inc.'s auditor since 2019.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 18, 2020

DONNELLY PENMAN & PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
March 31, 2020

ASSETS

Current Assets:		
Cash and cash equivalents	$	540,777
Accounts receivable - trade		35,200
Accounts receivable - other		517
Security deposit		1,600
Prepaid expenses		75,589
Note receivable (Note 2)		5,247
Total Current Assets		658,930
Property and Equipment:		
Computer equipment		70,663
Furniture and fixtures		126,944
Leasehold improvements		66,231
Total		263,838
Less: Accumulated depreciation and amortization		143,808
Net Property and Equipment		120,030
Other Assets:		
Operating lease right-of-use, less accumulated amortization of $106,653 (Note 1 and 3)		72,880
Total Other Assets		72,880
Total Assets	$	851,840

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:		
Accounts payable	$	11,541
Other payable		1,062
Deferred revenue (Note 1)		27,913
Accrued expenses		26,599
Total Current Liabilities		67,115
Other Liabilities:		
Operating lease right-of-use (Note 1 and 3)		72,880
Total Liabilities		139,995
Shareholders' Equity:		
Common stock, no par value, 60,000 shares authorized; 11,623 shares issued and outstanding		210,070
Additional paid-in capital		11,993
Retained earnings		489,782
Total Shareholders' Equity		711,845
Total Liabilities and Shareholders' Equity	$	851,840

The accompanying notes are an integral part of these financial statements.

Note 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Donnelly Penman & Partners, Inc. (the "Company") is a closely-held corporation located in Grosse Pointe, Michigan. The Company provides investment banking and financial and investment advisory services to both public and private companies. Services are organized into industry groups, with particular emphasis in manufacturing, financial services, distribution, service and retail. Investment banking services generated all the Company's revenue in 2020.

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP").

Change in Reporting Period
Due to increasing costs and time constraints around a December 31 year-end, in 2019 the Company received approval from FINRA to change their reporting period from a calendar year basis to a March 31st fiscal year-end. Therefore, the March 31, 2020 financial statements are for a 15-month reporting period.

Concentration of Credit Risk
The Company deposits cash primarily with a major bank within the United States of America and at times throughout the year may maintain balances that exceeds federally insured limits of $250,000 per depositor, per insured bank. The Company also maintains an account with a credit union, which is federally insured up to $250,000, per depositor, per insured credit union. Uninsured deposits totaled approximately $66,000 at March 31, 2020. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any unusual credit risk on cash or cash equivalents.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting year. Accordingly, actual results could differ from those estimates.

Note 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts Receivable

The Company extends credit to its customers in the form of accounts receivable in the ordinary course of business and generally requires no collateral. Trade accounts receivable are stated at the amount the Company expects to collect from outstanding balances. The Company provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on management's assessment of the current status of individual accounts. Balances that are still outstanding after the Company has attempted reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Management did not consider an allowance necessary at March 31, 2020.

Property and Equipment, Depreciation and Amortization

Property and equipment are recorded at cost. Depreciation and amortization are expensed over the estimated useful lives of the related assets, using the straight-line method. Expenditures for maintenance and repairs are expensed as incurred. Management reviews these assets for impairment when circumstances or events indicate that the carrying value may not be recoverable.

The Company uses the following estimated useful lives for assets placed in service:

Description	Asset Lives
Computer equipment	3 - 5 years
Furniture and fixtures	5 - 7 years
Leasehold improvements	Lesser of lease term or estimated life

Adoption of ASC Topic 842, Leases

On January 1, 2019, the Company adopted the requirements of Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) issued by the Financial Accounting Standards Board ("FASB"). The core principle of this standard is that lessees should recognize assets and liabilities arising from all leases with a term of 12 months or more. The objective of this ASU is to increase transparency and comparability between organizations that enter into lease agreements. The key differences of the new standard for operating leases from the previous guidance (Topic 840) are the recognition of a right-of-use (ROU) asset and lease liability on the balance sheet. The standard requires disclosures to meet the objective of enabling users of the financial statements to assess the amount and timing of lease expenses. The adoption of Topic 842 resulted in the recognition of operating ROU assets and operating lease liabilities of $179,533 as of January 1, 2019.

Note 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases

Operating leases are included in operating lease right-of-use ("ROU") assets and operating lease liabilities. ROU assets represent the Company's right to use leased assets over the term of the lease. Lease liabilities represent the Company's contractual obligation to make payments over the lease term.

For operating leases, ROU assets and lease liabilities are recognized at the commencement date. The lease liability is measured at the present value of the lease payments over the lease term. The Company uses the rate implicit (discount rate) in the lease if it is determinable. When the rate implicit in the lease is not determinable, the Company uses its incremental borrowing rate at the commencement date of the lease to determine the present value of the lease payments. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. Operating ROU assets are calculated as the present value of the remaining lease payments plus unamortized initial direct costs plus any prepayments less any accrued payments less any unamortized lease incentives received, and any impairment recognized. Lease expense is recognized on a straight-line basis over the lease term with a discount rate of 4%.

The Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Revenue Recognition

Revenues from investment banking services primarily consist of fees generated in connection with merger and acquisition, capital raising and other financial advisory services. Fees are recognized when services have been rendered based on the terms of the signed contract with the customer or when the engagement is cancelled.

Effective January 1, 2018, the Company adopted ASU 2014-09, "Revenue From Contract With Customers (Topic 606). The December 31, 2018 financial statements were prepared under an initial interpretation of the standard requiring all customer payments, and associated employee compensation costs, to be deferred until a transaction closed. Additional subsequent analysis resulted in a change to the revenue recognition policy effective January 1, 2019 and was applied retrospectively, thus there is no impact on our previously presented operating results. The adoption of the revised revenue standard interpretation at that date resulted in an increase of beginning retained earnings of $326,580 as a cumulative effect of adoption of an accounting change.

See Note 5 for further information.

Note 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Taxes

The Company, with the consent of its shareholders, has elected to have its income taxed under the provisions of Subchapter S of the Internal Revenue Code Section 1362, which provides that in lieu of corporate income taxes, the shareholders are taxed on the Company's taxable income. Therefore, no provision or liability for federal income tax is reflected in these financial statements. The Company may also be liable for other state and local income taxes in jurisdictions where it has nexus.

Management has analyzed the Company's material tax positions and has determined that no material uncertain tax positions exist that require recognition or disclosure in the accompanying financial statements. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for years before 2015.

Note 2 – NOTE RECEIVABLE

Note receivable consists of one shareholder loan in the amount of $5,247 at March 31, 2020 for the purchase of Company stock. The loan is uncollateralized, requires no monthly payments, has an interest rate of 3% per annum payable at maturity, and is due October 1, 2020.

Note 3 – LEASE COMMITMENTS

The Company has the following three operating leases at March 31, 2020:

	Right of Use Balance	Monthly Lease Payment	Remaining Lease Term
Office Lease	$ 57,496	$ 6,495	0.75 years
Auto Lease #1	10,343	$ 535	0.92 years
Auto Lease #2	5,041	$ 513	1.69 years
	$ 72,880		

Fiscal Year Ending March 31	Minimum Lease Commitments
2021	$ 70,018
2022	4,283
	$ 74,301
Imputed Interest	(1,421)
Lease Liability	$ 72,880

Note 4 - COMMON STOCK

The Company redeemed 1,378 shares of common stock from one retiring non-majority shareholder and two majority shareholders for approximately $62,000. The Company immediately sold all the shares to three existing non-majority shareholders and two new shareholders for the same amount. The Company and its shareholders are party to a Shareholder Agreement (the "Agreement") dated September 1, 2016. Under the Agreement, the Company will purchase a shareholder's common stock at termination of employment of the shareholder. The purchase price will vary based on the reason for termination and will range between 50% and 100% of Book Value, as defined in the Agreement. The purchase price may also be reduced for the shareholder's portion of contractual liabilities, as defined in the Agreement, existing at the time of termination. The Company also has the option to reallocate shares annually based on the discretion of the Company's Executive Committee. The purchase price for these shares will be at 100% of Book Value.

Note 5 – REVENUE

The Company earns all of its revenue from investment banking service contracts (engagements) with customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine performance obligations and whether performance obligations are satisfied at a point in time or over time.

The Company's investment banking engagements typically provide for a) a non-refundable up-front fee (amortized over the average six month life of an engagement); b) non-refundable monthly/quarterly fees (recognized monthly/quarterly for services performed); c) a success fee (recognized in the month a transaction successfully closes); d) consulting fees (recognized in the month that services are performed); and e) commissions (recognized upon the sale of securities offered when the Company acts as an agent). Should an engagement get cancelled, any unrecognized up-front fee is immediately recognized as income. Unrecognized up-front fees are recorded as deferred revenue. The balance at March 31, 2020 is $27,913.

Note 5 – REVENUE (cont.)

The following table presents revenue by major source:

		Total
Mergers and acquisitions		
Success fees	$	4,611,528
Non-refundable monthly/quarterly fees		889,750
Other consulting fees		746,160
Non-refundable up-front fees		337,087
Total mergers and acquisitions revenue		6,584,525
Capital raising - commissions		574,890
Other financial advisory services - consulting fees		204,933
Reimbursable expenses		14,936
Total revenue from contract with customer	$	7,379,284

Customer Concentrations

The Company had three customers that represented approximately 47% of total revenues for the period ending March 31, 2020.

Note 6 - QUALIFIED RETIREMENT PLANS

The Company sponsors a profit-sharing plan (the "Plan") with a safe-harbor provision for all employees who have attained the age of twenty-one and completed one year of service. Each year the Company may make a profit-sharing contribution to the Plan at the discretion of the Board of Directors. Contributions approved by the Board of Directors for 2019 totaled approximately $73,000, which are included in compensation and benefits in the Statement of Operations.

Note 7 - REGULATORY REQUIREMENTS

The Company is subject to a minimum net capital rule under the Securities and Exchange Act of 1934, Rule 15c3-1 (the Rule), and computes its net capital under the alternative method permitted by the Rule, which requires the maintenance of minimum net capital, as defined, of the greater of 6-2/3% of aggregate indebtedness or a minimum amount that is based on the type of business conducted by the Company. Total required net capital under the Rule is $5,000 at March 31, 2020. At March 31, 2020 net capital under the Rule was $473,662, which was $468,662 in excess of its minimum dollar amount requirement. The net capital ratio was .14 at March 31, 2020.

Note 8 - REGULATORY COMPLIANCE

The Company is a member of the Financial Industry Regulatory Authority (FINRA), the largest independent regulator for all securities firms doing business in the United States. As such, the Company is required to comply with various regulations set forth by FINRA, and from time to time is subject to FINRA examination to ensure compliance with current regulations. Any noncompliance with such rules and regulations may subject the Company to disciplinary actions, including, but not limited to, fines, suspension or possible loss of membership. Accordingly, any noncompliance could result in actions by FINRA that have a materially adverse impact on the Company's financial position, results of operations or cash flows.

Note 9 - SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated, for potential recognition or disclosure, significant events or transactions that occurred during the period subsequent to March 31, 2020, the most recent statement of financial condition presented herein, through May 18, 2020, the date the financial statements were issued. Other than as noted below, there were no such significant events or transactions identified.

COVID-19 DISCLOSURE

As of the date these financial statements were available to be issued, the outbreak of the novel coronavirus ("COVID-19") in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The global impact of the outbreak has been rapidly evolving, and as cases of the virus have continued to be identified in additional countries, many countries have reacted by instituting quarantines and restrictions on travel. Such measures, as well as the general uncertainty surrounding the dangers and impact of COVID-19, are creating significant disruption in supply chains and economic activity. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 presents material uncertainty and risk with respect to the operations and performance of the Company.

Under the Coronavirus Aid, Relief, and Economic Security (CARES) Act that was approved by Congress and signed by the President into law on March 27, 2020, the Company submitted an application for the Paycheck Protection Program Loan. On April 20, 2020 the loan was approved and proceeds in the amount of $323,700 were deposited into the Company's bank account.

* * * * * *